UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 14, 2005

J. Craig Walker
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/14/2005

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

Dear Mr. Walker:

This is in response to your letters dated February 22, 2005 and March 25, 2005 concerning the shareholder proposal submitted to AmerInst by Bruce W. Breitweiser. We also have received letters from the proponent dated February 28, 2005, March 7, 2005, March 14, 2005, and April 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bruce W. Breitweiser
1504 East Washington Street
Bloomington, IL 61701

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 ∘ Chicago, Illinois 60602-4207
312.372.1121 ∘ Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179

BY HAND DELIVERY

February 22, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On Behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal received from Bruce W. Breitweiser (the "**Breitweiser Proposal**"), a shareholder of the Company, proposed to be presented at the Company's 2005 Annual Meeting of Shareholders (the "**2005 Meeting**") and his related statement in support of his proposal, and (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Breitweiser Proposal is so omitted. A copy of the Company Statement setting forth the reasons why the Company believes that it is proper to omit the Breitweiser Proposal has been furnished to Mr. Breitweiser as required by Rule 14a-8(j)(1).

Concurrently herewith, we are also filing on behalf of the Company inquiry letters regarding the Company's desire to omit from its proxy materials for its 2005 Meeting a proposal the Company received from Kimball, Paris and Gugliotti, PC (the "**Kimball Proposal**") and a proposal the Company received from Hallisey & D'Agostino, LLP (the "**Hallisey Proposal**"). As explained in the Company Statement, the Company believes that the Hallisey Proposal, the Kimball Proposal, and the Breitweiser Proposal are related and should be considered together.

After careful consideration, we believe that the Breitweiser Proposal may be omitted from the proxy materials for the 2005 Meeting scheduled to be held on June 2, 2005. Omission is proper under the following rules:

(i) Rule 14a-8(i)(3) (pertaining to a proposal containing false or misleading statements), and

(ii) Rule 14a-8(i)(4) (pertaining to a proposal that relates to the redress of a personal claim or grievance against the Company or that is designed to result in a benefit to Mr. Breitweiser that is not shared by the other shareholders at large).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 23,000 individual practitioners and local firms throughout the country.

In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares. As a result of these restrictions, there has never been, nor has any stockholder ever had reason to expect there to be, a liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. If the rate increases and the constriction of terms experienced in the market for accountants professional liability during the last three years continue, the Company will be available to commence primary underwriting. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to $20.7 million as of December 31, 2003, after the payment of annual dividends since 1995 totaling about $10.7 million, including a $3.5 million special dividend paid in January of 2004. The Company has been profitable in thirteen of sixteen full years of operation, even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company's shareholders: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

Mr. Breitweiser's Involvement with the Company and Past Proposals.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice-chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain major downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of the audit committee. The stated purpose of his proposal was to "maximize" shareholder value. With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired or deceased shareholders. The 25% discount from book value would accrue solely to Mr. Breitweiser, as would any gain in excess of book value upon liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the current business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and the price offered was inadequate for a controlling interest in the Company.

In January 2004, the Company completed payment of its regular dividend for the eighth consecutive year (in the annual amount of $2.60 per share) and paid a special dividend of $10.50 per share (the "**Special Dividend**") as a result of the receipt by the Company of a favorable actuarial report arising from the Company's conservative accounting policies. In a June 3, 2004, press release, Mr. Ronald Katch, Chairman of the Board, stated that ". . . a shareholder who had invested $25.00 per share in 1988 will have received a total cash return of $31.30 per share over the 16 year life of the Company. AmerInst will continue to fulfill its mission while providing excellent cash returns for our shareholders. The Board continues to seek opportunities that will enable the Company to grow profitably and remain as a standby direct insurer for Accountants Malpractice insurance in the event that commercial insurance markets fail to offer CPA firms insurance coverage with affordable premiums and reasonable terms." The Special Dividend permitted the Board to honor its two fiduciary duties of maintaining the Company's existence and commitment to be ready to support the accountants malpractice insurance market and to provide a reasonable return on the capital investment of its shareholders.

Mr. Breitweiser then submitted a proposal (the "**Original Breitweiser Proposal**") for inclusion in the proxy solicitation materials for the 2004 Meeting urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. The Original Breitweiser Proposal, which is nearly identical to the Hallisey Proposal in all material respects, is set forth below:

> "Proposal
>
> Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value.
>
> Supporting Statement
>
> I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch. Notwithstanding my professional respect for each of the Directors of AmerInst Insurance Group, Ltd., I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable means, by which AmerInst Insurance Group, Ltd. can provide value to the CPA profession, if at all, is as a private company. My opinion considers factors including; (a) the ongoing significant minimum cost of administration of a very small but yet publicly held and offshore reinsurance company, (b) the practical size and volume of any relevant share of the multi-billion dollar reinsurance markets that can be competitively available to fulfill the initial mission of the Company, and (c) the risks and uncertainties of future non-CPA firm reinsurance business presently being placed by the Board of Directors.

The purpose of the Maximize My Shareholder Value Resolution is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the prompt sale of AmerInst Insurance Group, Ltd. A strong vote by the shareholders would indicate to the Board the belief by the shareholders that, among the different options available to the Company at this time, the sale of AmerInst Insurance Group, Ltd. would maximize shareholder value. The ultimate sale of AmerInst Insurance Group, Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

It is important to disclose to you the fact that the Board has received at least two offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders. The second offer was presented to the Board by me in September, 2003 and was summarily rejected, without any fairness opinion or other assessment of valuation. The Board's posture was especially surprising given that the price of this offer is 1) at least 20% greater than the price the Board offers to shareholders wishing for liquidity, and 2) the same as the Board offers for redemption of shares from deceased or retired shareholders. I do intend to remain interested as a suitable buyer and to continue AmerInst Insurance Group, Ltd. as a private company, hopefully for the future benefit of the CPA profession.

Even if this resolution is approved by the majority of the AmerInst Insurance Group, Ltd. shares represented and entitled to vote at the annual meeting, the Maximize My Shareholder Value Resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. The proponent believes that if this resolution receives strong support from the shareholders, the Board should choose to recognize its fiduciary duty and carry out the request set forth in this resolution.

The prompt sale of AmerInst Insurance Group, Ltd. should be accomplished by any appropriate process the Board chooses to adopt. It is expected that the Board will uphold its fiduciary duties to the utmost during the sale process.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

The Board included the Original Breitweiser Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the Original Breitweiser Proposal, as contrary to the purpose and prospects of the Company. Upon the shareholder vote at the 2004 Meeting, Mr. Breitweiser's proposal failed to pass.

In September 2004, Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). This offer was rejected by the Board on December 6, 2004.

Subsequently, the Board approved a Dutch-auction self-tender offer (the "**Tender Offer**") for its shares in order to provide shareholders an opportunity for liquidity because the Company's shares are not listed on any stock exchange nor are they otherwise readily saleable. The Company commenced the Tender Offer on December 17, 2005 and, through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd. ("**Investco**"), offered to purchase, for cash, up to 60,000 of the Company's common shares at a price not greater than $75.00 or less than $60.00 per share (the price to be determined by the tendering shareholders), net to the seller and subject to the Company's right to purchase additional shares. These prices were equal to approximately 119% and 95%, respectively, of the Company's book value per share as of September 30, 2004, and were equal to approximately 105% and 84%, respectively, of the Company's estimated net book value at December 31, 2004, compared to Mr. Breitweiser's maximum offered price of approximately 82.57% of book value. Approximately 32% of the Company's shareholders tendered shares in the Tender Offer. The Company purchased approximately 65,900 shares at $60.00 per share (representing approximately 20% of the Company's outstanding shares (including those held by Investco)).

Mr. Breitweiser's Current Proposal and Coordinated Third-Party Proposals.

Having been rebuffed in 2003 and 2004, the Company believes Mr. Breitweiser has coordinated with three other shareholders of the Company in furtherance of his concerted and continuing effort to acquire the Company, and to permit him to recognize a benefit not available to other shareholders of the Company that he would receive if he took the Company private and sold off its assets. Hallisey & D'Agostino, LLP has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that is a nearly verbatim repeat of the Original Breitweiser Proposal. Kimball, Paris & Gugliotti, PC has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company provide a breakdown of the line item amounts, including the costs associated with being a public company, of the Operating and Management expenses of the Company in the quarterly financial statements filed with the Commission. Luciano Prida & Company, P.A. originally requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company discontinue the practice of restricting the sale and transfer of shares of the Company to qualified buyers (the "**Prida Proposal**"), after the Company had refused to approve a proposed sale of the Prida firm's shares to Mr. Breitweiser. The Company believes Mr. Breitweiser desired to remove obstacles to acquiring the Company through individual purchases from shareholders.

The Breitweiser Proposal, Hallisey Proposal, Kimball Proposal, and Prida Proposal (attached hereto as Exhibts A, B, C and D, respectively) were submitted to the Company at the same time, with nearly identical cover letters, and, based on similarities in language, structure, and font, appear to have been prepared by the same person. The four proposals appear to be a concerted effort to eliminate any obstacles to Mr. Breitweiser acquiring the Company for his own purposes. Those purposes run contrary to the primary fiduciary obligations of the Company to its shareholders. Luciano Prida & Company, P.A., after receiving a request from the Company to do so, did not express an intention to hold its Company shares through the date of the 2005 Meeting (and in fact tendered those shares conditionally in the Company's Tender Offer described above), and thus is not eligible to submit a shareholder proposal for inclusion in the proxy materials for the 2005 Meeting pursuant to Rule 14a-8(b)(2)(ii)(c).

Mr. Breitweiser requests the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company's shareholders approve a requirement that the Board immediately discontinue the practice of voting shares of the Company held by a wholly owned subsidiary of the Company.

BREITWEISER PROPOSAL AND SUPPORTING STATEMENT

Mr. Breitweiser's proposal and supporting statement is set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd., (treasury shares)."

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch.

The present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). There may he justifiable business reasons in the resident country of Bermuda for Investco to be the owner of the shares. However, it is also the present practice for Investco to issue its proxy to the shares to members of the Board of Directors of its parent commonly, AmerInst Insurance Group, Ltd., for voting on shareholder matters.

An example of the unacceptable use of this practice can be seen in the results of the voting for or against the Shareholder Resolution at the 2004 Annual Meeting of Shareholders that were reported by the Board. The voting results were reported to the shareholders in a fashion that does not accurately reflect the sentiment of the shareholders.

Without 31,805 Treasury Shares	For	55,826	44.06%
	Against	58,139	45.89%
	Abstain	12,729	10.05%
		128,694	100.00%
As Reported to the Shareholders, and With the 31,605 Treasury Shares	For	55,826	38.30%

Against	89,944	61.70%
Abstain	0	0.00%
	145,770	100.00%

At September 30, 2004, Investco owned 33,090 shares of AmerInst Insurance Group, Ltd. The proxy represents approximately 10% of all shares of AmerInst Insurance Group, Ltd. issued and outstanding. The practice of the Board to provide liquidity to the shareholders through redemption by privately-negotiated transactions will only increase the future holdings of Investco and, with the present voting practice of the Board, build a larger control block of votes that can he cast as they so choose.

Voting of treasury stock is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting of Treasury Shares Resolution* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda.

Another purpose of the *No Voting of Treasury Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION, THANK YOU"

COMPANY STATEMENT OF REASONS WHY THE BREITWEISER PROPOSAL MAY BE OMITTED

Application of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a shareholder's "proposal or supporting statement that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *Kentucky First Bancorp, Inc.* (Aug. 10, 2001). Mr. Breitweiser uses misleading language in his proposal and supporting statement, insofar as he mislabels the shares of the Company owned by its Investco subsidiary as "treasury shares" and declares the practice of voting treasury shares to be illegal for companies domiciled in the United States.

The former statement seeks to mislead shareholders in labeling these shares "treasury shares." Treasury shares are shares of a company's stock that are reacquired *by the company* and that are considered issued but not outstanding. The shares owned by Investco were not acquired by the Company, are considered outstanding under Bermuda law, and therefore are not treasury shares. The second statement is inapplicable, irrespective of whether it is even accurate, as the Company is domiciled in Bermuda and such statement serves only to cast an unwarranted shadow of impropriety on the legal exercise of the Board's fiduciary duty in permitting the vote of shares of the Company held by a subsidiary.

The misleading and incorrect references to "treasury shares" appear both in the proposal itself and throughout Mr. Breitweiser's supporting statement. Additionally, the first sentence of the third paragraph of Mr. Breitweiser's supporting statement labels the practice of voting the shares objectively "unacceptable." This statement misleads in that it presumes an objective standard of "acceptability" and incorrectly applies it to a practice that is perfectly legal and proper (i.e., "acceptable") under Bermuda law.

Because the shares held by its subsidiary are deemed to be outstanding under Bermuda law, they are, in effect, an asset of the Company that is under the Board's management, requiring that the Board, in the exercise of its fiduciary duties, determine how that asset is utilized (including whether to hold or sell the shares, and whether, and if so, how, to vote such shares). Moreover, because that decision may directly affect the Company's fortunes, the Board's fiduciary duty with respect to such shares is heightened. For example, Section 12 of the Company's Bye-laws provides for a classified board, and a vote of 75% of the outstanding shares is required to amend that bye-law; the adoption of the Breitweiser Proposal would effectively freeze the classified board provision in place, since Investco now owns close to 30% of the Company's shares.

Mr. Breitweiser is attempting to employ inflammatory and inaccurate language in an effort to prevent the Board from exercising its fiduciary duty, as he appears to perceive that the vote of the Company shares held by Investco serves as an obstacle to his acquisition of the Company. Accordingly, the Breitweiser Proposal should be excluded under Rule 14a-8(i)(3) as being materially false and misleading.

Application of Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the omission of a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit" to the shareholder submitting the proposal or to further a personal interest of that shareholder, "which is not shared by the other shareholders at large." We are of the view that the Breitweiser Proposal may be omitted for each of these reasons.

Redress of a Personal Claim or Grievance.

Although the Breitweiser Proposal is cast in general terms and does not articulate a personal claim, benefit, or interest not shared by other shareholders, the Commission has stated that even proposals presented in broad terms in an effort to suggest they are of general interest to all shareholders may nevertheless be omitted "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance." *Exchange Act Release No. 34-19135* (Oct. 14, 1982). This principle has been applied in several situations similar to that of Mr. Breitweiser with respect to the Company; see *Kentucky First Bancorp, Inc.* (Aug. 10, 2001) (former director called for sale of the company after being refused a board seat); *BankAmerica Corporation* (Jan. 22, 1998); *AmVestors Financial Corporation* (Mar. 31, 1992) (disgruntled former chairman called for board to seek buyer for the company); *Cummings, Inc.* (Feb. 6, 1980) (refusal of board to purchase shares of shareholder at premium led to a proposal by the shareholder to liquidate the company).

Mr. Breitweiser has been denied the opportunity to continue to serve as a director of the Company. Further, the Board has twice denied Mr. Breitweiser the opportunity to purchase the Company himself, and his proposal to shareholders at the 2004 meeting was also not approved. The Company believes that, in response, Mr. Breitweiser has orchestrated a campaign against the Board by coordinating multiple shareholder proposals suggesting the Board has failed in its duties to shareholders in maintaining the Company as a public company and not selling the Company, while Mr. Breitweiser is the only apparent potential buyer, at a price that proved to be less than that offered in the Tender Offer. Moreover, it is clear from his own supporting statement that Mr. Breitweiser believes that his proposal will improve the chances of passage of any proposals he may make or instigate.

The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him.

Personal Interest or Benefit not Shared by Other Shareholders.

The Company believes that the true purpose of the Breitweiser Proposal, as with the Hallisey Proposal and Kimball Proposal, is to facilitate and/or encourage Mr. Breitweiser's attempts to acquire the Company. Such a transaction would not increase shareholder value. Any savings from taking the Company private would benefit the purchaser of the Company, not former shareholders, as would profits from continuing business or gains from liquidating the Company. As a former director and chairman of the audit committee, Mr. Breitweiser is well aware that the Company has conservatively calculated its loss reserves in accordance with the recommendations of Milliman USA, the Company's independent actuaries. As a result of that conservatism, the Company was able to pay the Special Dividend last January, due to a reduction in loss reserves based on the actuarial recommendations resulting from developments in the CNA primary insurance program. Notwithstanding that reduction, the Company's existing loss reserves remain conservatively calculated. The Company believes that the Breitweiser Proposal, combined with the Hallisey Proposal and Kimball Proposal, is a thinly veiled attempt coordinated by Mr. Breitweiser, the only identified potential third party bidder for the Company's shares, to purchase the Company at a discount and thereby recognize personally the premium involved with any cost savings from going private and the benefits of any remaining loss reserves.

In *Cummings, Inc.* (Feb. 6, 1980), the Staff recommended that the Commission take no action with respect to the omission of a similar shareholder proposal that was proposed after the company refused to purchase the proponent's shares at a premium. In *Cummings*, the proponent had purchased a large number of shares of the company on the open market at $1.87 to $2.25 per share. He then contacted the company's board and told them that if the company did not purchase his block of shares at $3.25 per share, he would make himself a burden on the company (buy more shares, demand a board seat, etc.) if they didn't buy him out. The company refused, so the proponent made two shareholder proposals: 1) that the company liquidate, with the proceeds being distributed to shareholders; and 2) that no relative of any officer, director or 10% stockholder be employed or retained by the board without stockholder approval. The Commission stated in its no-action response that "...despite the fact that the proposals are drafted in such a way that they may relate its matters which may be of general interest to all of the shareholders, the information which you have submitted suggests that the proponent is using the proposals as a tactic to redress an existing personal grievance against the company." The Staff further noted that "...there may be some basis for the management's position that the proponent's actions amount to an abuse of the shareholder proposal process. It appears to the Division that the proponent may have attempted to use the shareholder proposal process as a device to obtain a premium on the sale of his stock."

The group of proposals that the Company believes Mr. Breitweiser has coordinated (i.e., the Hallisey Proposal, the Breitweiser Proposal, and the Kimball Proposal) were sent to the Company against a similar backdrop. Mr. Breitweiser was twice denied the opportunity to purchase the Company at a discount to book value, and the Original Breitweiser Proposal had failed. The Company believes he has now coordinated the current proposals, in an 'abuse of the shareholder proposal process,' to attempt to force the Company to sell the Company to him at a discount to book value so that he can realize a liquidation premium on the stock. This benefit would accrue only to him, even though the language of the proposals is couched in general terms.

During the entire time he served on the Company's Board, Mr. Breitweiser never objected to the voting of Company shares by Investco; it is only since he determined that this practice might affect his attempt to acquire the Company that he has raised his objections. In addition, Mr. Breitweiser's current statement in support of his proposal attempts to show the effect that not voting the Company shares held by Investco would have had on the Original Breitweiser Proposal, making it clear that his principal purpose with the Breitweiser Proposal is to make the passage of proposals concerning the sale of the Company (to him), or other proposals he may make or instigate, easier. Obviously, the benefit of the Breitweiser Proposal is intended to be personal to Mr. Breitweiser.

Accordingly, the Breitweiser Proposal should be excluded under Rule 14a-8(i)(4) as relating to a personal grievance of Mr. Breitweiser and furthering a special interest not shared by the Company's other shareholders.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC

By: [signature]
J. Craig Walker

Cc: Mr. Bruce W. Breitweiser

EXHIBIT A

Breitweiser Proposal and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 28, 2004

Via Federal Express

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
P.O.Box HM 1601
Hamilton HM HX
Bermuda

Re: Shareholder Proposals for 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/o Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone : (309) 827-0348
Fax : (309) 827-7858
E-mail : bbreitweiser@dbc-llp.com

Respectfully Submitted,

Bruce W. Breitweiser

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 294 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting the shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd,. (treasury shares)"

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch.

The present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly–owned subsidiary, AmerInst Investment Company, Ltd. (Investco). There may be justifiable business reasons in the resident country of Bermuda for Investco to be the owner of the shares. However, it is also the present practice for Investco to issue its proxy to the shares to members of the Board of Directors of its parent commonly, AmerInst Insurance Group, Ltd., for voting on shareholder matters.

An example of the unacceptable use of this practice can be seen in the results of the voting for or against the Shareholder Resolution at the 2004 Annual Meeting of Shareholders that were reported by the Board. The voting results were reported to the shareholders in a fashion that does not accurately reflect the sentiment of the shareholders.

Without 31,805 Treasury Shares	For	55,826	44.06%
	Against	58,139	45.89%
	Abstain	12,729	10.05%
		126,694	100.00%

As Reported to the Shareholders, and With the 31,805 Treasury Shares	For	55,826	38.30%
	Against	89,944	61.70%
	Abstain	0	0.00%
		145,770	100.00%

At September 30, 2004, Investco owned 33,090 shares of AmerInst Insurance Group, Ltd. The proxy represents approximately 10% of all shares of AmerInst Insurance Group, Ltd. issued and outstanding. The practice of the Board to provide liquidity to the shareholders through redemption by privately-negotiated transactions will only increase the future holdings of Investco and, with the present voting practice of the Board, build a larger control block of votes that can be cast as they so choose.

Voting of treasury stock is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting of Treasury Shares Resolution* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda.

Another purpose of the *No Voting of Treasury Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Hallisey Proposal and Original Cover Letter*

* The first Hallisey proposal, dated December 29, 2004, was transmitted with the attached cover letter, which matches the cover letters of the Kimball and Breitweiser proposals. The revised Hallisey Proposal and cover letter, conforming with the 500 word limit, is dated January 13, 2005. This accounts for the disparity between the dates of the cover letter and the proposal.

Hallisey & D'Agostino, LLP
Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

January 13, 2005

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

The following proposal was submitted by Adelbert L. Hallisey, a stockholder of the Corporation. Mr. Hallisey has informed the Corporation that his address is:

> Adelbert L. Hallisey, Executive Partner
> Hallisey & D'Agostino, LLP
> P O Box 290187
> Wethersfield, Connecticut 06129-0187

And that he is the owner or beneficial owner of 2,000 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. again urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

SUPPORTING STATEMENT SUBMITTED BY MR. HALLISEY

"I am an original shareholder of AmerInst Insurance Group, Ltd. I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable way it can provide value to the CPA profession, if at all, is as a private company. My opinion is based on; (a) the ongoing significant cost of administration, (b) the lack of any relevant share of the multi-billion dollar reinsurance markets competitively available to this tiny Company and (c) the risks and uncertainties of non-CPA firm business ventures presently being developed by the Board.

The purpose of the *Maximize My Shareholder Value Resolution* is to, again this year as in 2004, give all AmerInst Insurance Group, Ltd. shareholders the opportunity to tell the Board they support the prompt sale of AmerInst Insurance Group, Ltd. Another strong vote by the shareholders will reinforce to the Board the belief by the shareholders that the sale of AmerInst Insurance Group, Ltd. will maximize shareholder value. The ultimate sale of AmerInst Insurance Group Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

The voting of the similar shareholder resolution in 2004, when the effect of the Board-controlled voting block of Treasury Shares is eliminated, should have been reported as:

For	55,826	44.06%
Against	58,139	45.89%
Abstain	12,729	10.05%
	126,694	100.00%

The Board has received at least three offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders.

Two higher offers were presented to the Board in 2003 and 2004. The Board rejected these offers without a report of a fairness opinion or any other independent assessment of valuation.

This resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. However, the proponent believes that if this resolution again receives strong support from the shareholders, the Board must recognize its fiduciary duty and carry out the request set forth in this resolution.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU

Hallisey & D'Agostino, LLP
Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

December 29, 2004

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, we are presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is our intent to present the proposal, either in person or through our qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd Floor)
P O Box HM 1601
Hamilton HM HX
Bermuda

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

Mr. Ronald Katch
Page Two
December 28, 2004

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Adelbert L. Hallisey, Executive Partner
Hallisey & D'Agostino, LLP
P O Box 290187
Wethersfield CT 06129-0187
Phone: 860-563-8271, ext. 106
Fax: 860-257-8204
E-mail: ahallise@hdllpcpa.com

Respectfully submitted,

HALLISEY & D'AGOSTINO, LLP

Adelbert L. Hallisey

ALH:rp

EXHIBIT C

Kimball Proposal and Cover Letter

KPG
Kimball, Paris & Gugliotti, P.C.
Certified Public Accountants • Business Advisors
850 Straits Turnpike, Middlebury, Connecticut 06762
203 / 598-3800 FAX 203 / 598-3500

Michael A. Gugliotti, Jr., C.P.A.
Anton N. Kimball, C.P.A.*
Donna F. Paris, C.P.A.°

Consultant
Robert D. Pickett, C.P.A.

*Also licensed in New York
°Also licensed in Massachusetts

Via Federal Express
December 28, 2004

Secretary of the Company
AmerInst Insurance Group, Ltd.
C/O USA Offshore Management, Ltd.
Windsor Place, 18 Queen Street, 2nd Floor
P.O. Box HM 1601
Hamilton HM HX
Bermuda

RE: Shareholder Proposal for 2005 Annual General Meeting

Dear Secretary:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. (the "Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/O Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Anton N. Kimball
Kimball, Paris & Gugliotti, PC
850 Straits Turnpike
Middlebury, CT 06762
Phone: 203-598-3800
Fax: 203-598-3500
E-mail: ank@kpgcpa.com

Respectfully submitted,

Anton N. Kimball

Enclosure

The following proposal was submitted by Anton N. Kimball a stockholder of the Corporation. Mr. Kimball has informed the Corporation that his address is:

Anton N. Kimball, Managing Partner
Kimball, Paris & Gugliotti, P.C.
850 Straits Turnpike
Middlebury, Connecticut 06762

And that he is the owner or beneficial owner of 1,563 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT D

Prida Proposal and Cover Letter

LUCIANO PRIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

LUCIANO PRIDA, SR. – RETIRED
LUCIANO L. PRIDA, JR.
DAVID D. GIGLIA
SPENCER H. WEISMAN 1957-2000
LINDA M. RAYMOND
GEORGE K. GUIDA
ANDRES S. PRIDA

TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

December 28, 2004

Secretary, AmerInst Insurance Group, Ltd.
c/o USA Risk Group (Bermuda) Ltd.,
Windsor Place
18 Queen Street, 2nd Floor,
P.O. Box HM 1601
Hamilton, HM GX, Bermuda

Re: Shareholder Proposal for the 2005 Annual Meeting

Dear Secretary:

Luciano Prida & Company, P.A. is a shareholder of AmerInst Insurance Company, Ltd. Attached is my Shareholder Proposal for the 2005 Annual Meeting. I intend that this proposal be acknowledged as received no later that January 1, 2005 and accepted as per the instructions in the 2004 Proxy, page 11.

Thank you very much,

Luciano Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

LPJ/jjc
Enclosure
Cc: Mr. Ronald S. Katch

RECEIVED
DEC 30 2004
VIA Fedex

The following proposal was submitted by Luciano L. Prida, Jr., a stockholder of the Corporation. Mr. Prida has informed the Corporation that his address is:

Luciano L. Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

And that he is the owner or beneficial owner of 155 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of restricting the sale and transfer of shares of AmerInst Insurance Group, Ltd. to qualified buyers."

There is a bulletin-board trading system (STOCKHOLDER BUY-SELL TRADING SYSTEM) offered and adminsitered by the Company. The stated purpose is to match willing sellers and qualified buyers. However, the only present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares is the redemption by the wholly-owned subsidiary, AmerInst Investment Company, Ltd.

I have used the bulletin-board trading system to reach an agreement with a qualified buyer. I will be able to sell my shares at a price that I believe is fair and also is well in excess of the price the Board of Directors would pay in redemption. My buyer and I have complied with all steps required by the Board, yet the Board rejects the transfer. I feel the Board is acting only in its own best interest by being the only (and lowest) offer that they will approve.

The purpose of the *Do Not Restrict My Sale of Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the practice of the Board being able to control the consummation of a privately negotiated sale of shares to a qualified buyer.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

RECEIVED
2005 MAR -7 PM 12:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 28, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst 2005 Annual Meeting-Shareholder Response to Request for No-Action Advice

Ladies and Gentlemen:

Please accept this letter as notification that I will be forwarding to you shortly my response to the Request for No-Action Advice dated February 22, 2005 re: AmerInst Insurance Group, Ltd.

If you would like to contact me directly, please do so at:

(309) 531-1111, or bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

RECEIVED
2005 MAR 14 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 7, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst 2005 Annual Meeting-Shareholder Response to Request for No-Action Advice

Ladies and Gentlemen:

I hope I can minimize your time on this matter. Please accept this letter as an updated notification that I have sent to the Registering Company my request that they withdraw or materially correct the Request for No-Action Advice dated February 22, 2005 re: AmerInst Insurance Group, Ltd.

In the event they do not comply with my request, I will then forward to you my response.

If you would like to contact me directly, please do so at:

(309) 531-1111, or bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

March 14, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

This letter is in response to the February 22, 2005 letter from counsel for AmerInst Insurance Group, Ltd. The Company claims that my proposal contains false or misleading statements, and it relates to the redress of a personal claim or grievance is designed to result in a benefit to me that is not shared by the shareholders at large.

The circumstances of this Company is a stockholding with a market generally made only by the Company. The Company, now governed by laws of an offshore domicile, is diluting the effective voting power of the shareholders as shares are re-purchased in this private market. My proposal is to bar the Company from voting these shares.

Other shareholders have presented resolutions and I believe may present their own comments to the Company's Request for No-Action. Each of the resolutions should stand on their own merits.

The Company Request for No-Action Advice contains significant errors. As an example, I am attaching my letter of March 7, 2005, to the Chairman of the Board of Directors, citing examples. My proposal does not contain false or misleading statements. I am submitting two earlier letters between the Chairman and myself, referencing my attached letter of March 7, 2005, that will factually present my position. I do not harbor a personal claim or grievance against the Company.

I am one of the approximately 2,000 remaining shareholders of this Company. The benefit of my proposal is to bar the Company from diluting our interest by voting the block of stock it has acquired, and is building, by nature of providing a market to the shareholders. This benefit is shared by all other shareholders at large.

Thank you for your kind consideration and I will be happy to respond further. I can be reached directly at:

Phone: (309) 827-0348 Extension 206
Email: bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

cc: Mr. Ronald Katch
Mr. J. Craig Walker

Enclosures

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

March 7, 2005

COPY

Mr. Ronald Katch
Katch, Tyson & Company
191 Waukegan Road
Northfield, Illinois 60093-2743

Dear Ron;

This letter is in response to the February 22, 2005 letter from AmerInst's counsel to the Securities and Exchange Commission. While I have the right (and perhaps obligation) to write directly to the Commission to inform it of the incredible depth of false statements, misstatements and misleading presentations in your letter, I want you to have a brief opportunity to first amend your position.

The letter has so many inaccuracies, misleading statements and false statements that I feel the need to address and highlight just some of the most glaring errors. I reserve the right to point out some of the many others.

Page 10 "The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him".

> Your conclusion is false. You know I was uncomfortable with the direction of the Board, such as unnecessary meetings and wasted expenses, expanding to other lines of reinsurance and unrelated businesses, and the future underwriting risks for our reserves. I was not "denied the opportunity to continue to serve", but rather was no longer comfortable with my role as a director of AmerInst and respectfully declined to stand for re-nomination.
>
> I have often stated to you my interest is the shareholders and the profession. My proposals to buy the Company are my solution to what your Board was not doing for the shareholders and the profession. Perhaps coincidentally, since my two proposals have been considered by your Board, these very positive results have occurred for the shareholders:

1. You recognized significant income from your reserves and paid the "Special Dividend", and

2. You bought back approximately $4,000,000 of stock at a price you illustrate is similar to my second proposal, and
3. Per your Tender Offer you will now pay a 33% higher redemption price to retired or deceased shareholders.

It may be debatable if these reductions of equity of the Company further the interest of AmerInst for the profession, and we will simply assume for now that these actions were taken solely to further the Board's fiduciary duties and not in an attempt to entrench itself, further dissipate the Company's resources, and ward off my suggestions.

Page 8 "The second statement is inapplicable, irrespective of whether it is even accurate,"

Your statement is false and misleading. Not only is my statement accurate, it is fundamentally applicable. The voting of a block of stock by your Board is not fair to your shareholders. The move of AmerInst to Bermuda was in no way intended to diminish the rights or advantages of the shareholders. I wrote the Questions and Answers section of the proxy materials in 1999. This is how we, as a Board, communicated to the shareholders our recommendation to move to Bermuda. The following excerpt is for your recollection:

7. What changes will effect operations in Bermuda, and won't it be more expensive?

The changes to the operations of AmerInst are to conform to Bermuda corporate law and are relatively insignificant and transparent to our shareholders.

8. Will the new by-laws (Bermuda) be different?

Yes. Our company is presently governed under Delaware law. The new company will be governed under Bermuda law. There are a number of changes fully explained in "Comparative Rights of Shareholders" beginning on Page 18 of the prospectus/proxy statement. Bermuda law, which is similar to English law, is generally more favorable to shareholders than Delaware law.

Nothing was mentioned, in the 1999 proxy or otherwise, that the Board of AmerInst could or would use the voting of the treasury shares to diminish the rights of the shareholders under U.S. law. The shareholders of AmerInst subscribed to a Company under U.S. law and expect to have the Company governed consistent with the original intent.

Page 3 "With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired and deceased shareholders."

Your statement here, as in earlier public documents, is false. The potential adjustment in my proposal was only to negate a deliberate take-down of reserves before the closing in an attempt to artificially increase the per share price. The pre-closing formula would have at least equaled your then current redemption price.

Page 4 "Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself."

> Your statement is false and misleading. You know there have been other parties interested in purchasing AmerInst. You and I served together during the period of a recurring offer. Although I may have been the only person approaching your Board at this time, my resolution asked for a prompt sale to "a suitable bidder at a price that will maximize shareholder value". I fully expected any number of qualified and interested bidders to emerge. There was no such concern expressed by you in any of your responses or rebuttals to my resolution. You know that your Board would have diligently pursued the resolution with your Company "in play" and would have looked to outside experts for a fairness opinion on price.

Page 6 "This offer was rejected by the Board on December 6, 2004."

> Your statement is false. I am attaching two documents for your recollection:
>
> 1. Your letter to me of December 6, 2004. There is absolutely no mention of rejection. To the contrary you are requesting, in an albeit short time frame, additional information from me in order to be considered at a special meeting of your Board the next week.
>
> 2. My letter of December 9, 2004, in a good faith response to your December 6, 2004 letter.
>
> In fact, I have yet to receive a formal conclusion to my proposal. I expect an 8-K filing with the Securities and Exchange Commission may be required.

Page 8 "Mr. Breitweiser uses misleading language in his proposal and supporting statement, insofar as he mislabels the shares of the Company owned by its Investco subsidiary as "treasury shares" ...."

> Either your statement is false or your previous filings with the Securities and Exchange Commission are false. Please look at your filed 10Q and 10K reports. In accordance with GAAP, you correctly disclose these shares as "treasury shares".

Page 9 "Redress of a Personal Claim or Grievance" and Page 10 "Personal Interest of Benefit not Shared by Other Shareholders".

> Your presentation of belief is false. There are no facts to support your ridiculous presentation of my supposed personal claim, grievance, interest or benefit. Simply reread my attached letter of December 9, 2004. My intention and my motivation are clear, though you seem to choose to continue to ignore my statements. I do, however, agree with your opening sentence "Although the

Breitweiser Proposal is cast in general terms and does not articulate a personal claim, benefit or interest……". My Proposal does not so articulate because it is a true, clear, simple and factual message.

In conclusion, I am allowing you until Friday March 11, 2005 to show me either:

1. a retraction of Mr. Walker's letter from consideration at the Securities and Exchange Commission, or
2. complete and accurate resubmission of Mr. Walker's letter with correct facts and presentation of my personal intention, motivation and role.

Otherwise I will move swiftly to present the correct facts and circumstances.

Respectfully,

Bruce W. Breitweiser

cc: Attorney J. Craig Walker

Enclosures

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 9, 2004

COPY

Dear Ron:

I am pleased that the Board of Directors of AmerInst Insurance Group, Ltd. has attached importance to my proposal. Your undated letter I received via email on December 6, 2004 presents 6 reasons you state for no conclusion. You recognize that time is short for my response, though your letter is the first and only information from you since your Board meeting of November 18 and 19.

I will provide, to the best of my ability in the time you have provided, practical answers to each of your 6 reasons and your specific questions from your undated letter I received via email on December 6, 2004. Your questions are presented below in italics, and my answer following as indented paragraph(s).

1. *"Although your proposal is to buy the stock for 82.57% of book value, we are not quite sure how you would compute this. Please advise us the dollars and cents per share you are offering."*

    My offer of September 1, 2004 is worded as:

    > I hereby make a formal offer to the Board to purchase all of the outstanding shares of AmerInst in cash for 82.57% of book value at a closing as soon as practical. I do not expect any need for significant adjustment to this price, but my offer is subject to normal due diligence in areas such as actuarial reports and reserves, contingencies for lawsuits, and pending or threatened litigation. Also, while my first offer precipitated a special dividend to your shareholders, this offer is subject to special dividends or extraordinary Board adjustments to the reserves subsequent to the date of this letter through the closing date.

    For this illustration, assuming there are no adjustments, the price per share is $62.89. The Treasury Shares, those of "Investco" are considered eliminated, though they would also be effectively owned by nature of the consolidated group.

2. Your paragraph cites four issues of concern from your letter of October 13, 2004. I see these four issues as repeated within your 6 reasons and my response to each is presented accordingly. However, I do feel it is important to restate the concept of stockholder value as it relates to AmerInst:

   The value proposition of AmerInst is two-fold:

   1. a currently operating reinsurance "business" and

   2. a promise and a possibility of a future role in an insurance crisis.

   I believe the value proposition can be valid. I believe the future role is the significant value. I believe AmerInst should extend the future role to the profession as a whole, and should retain the priority that can be offered to the present shareholders.

   You also know that I very strongly believe the present structure as a public company is wrong. A private company is the best solution by the parameters in place today. The few structural benefits of AmerInst as a going concern are as available to a private company as they are to a public company. In fact, as I have stated, the public structure puts any future value to today's shareholders at considerable risk. First, the excessive cost of operating as a public company continues to depress earnings. For example from the time I made my original offer in 2003 until today, AmerInst has incurred many $100,000's by remaining a public company. Second, any public company is always a possible target for an unfriendly takeover. In AmerInst's situation, an unfriendly takeover by someone not interested in the profession could very well result in any future value to our profession being lost. Each of these two facts is a risk and consequence of being a public company, regardless of your Board's commitment, integrity, professionalism, business acumen, or any other attribute.

   The perpetuity inherent in a public company is your argument of best assurance for the future of our profession. Frankly, this is also only a "stated commitment" (your words) on your part. Removing AmerInst from the public domain may remove this perception of assurance for the future to the shareholders or the profession, but the assurance is only as good as the ability of the company to be there and to deliver.

3. *"How is your offer stockholder value (sic) to those shareholders who are not contemplating death or retirement?"*

   You know as well as I do that many of the shareholders will be in a retirement, firm dissolution, or estate settlement mode sometime in the very near future. Your Board's pricing practices guarantee that current shareholders will receive a lower price than the one I am offering. With my offer they will receive the highest price offered, period. They will also continue to receive, as long as it is relevant to them, the future benefit of the value proposition from my ownership.

What they obviously give up is the tiny minority equity ownership in the present reinsurance "business". I believe this is a collegial value perception at best.

"How do the hundreds of stockholders who believe in the mission of the Company receive stockholder value?"

I plan to retain AmerInst as a going concern, period. That includes the mission statement and the financial, industry, and professional resources. There is no reason for these "hundreds" (your count, not mine) to see the mission as diminished.

4. *"What have you planned in place (sic) to assure the profession that you could do the same?" (to assist and replace the existing program)*

AmerInst, as a private company, will be more profitable than the public company structure.

Intangibles presently available to AmerInst, such as the mission statement and A M Best relationship, will be maintained.

The balance sheet will be stronger.

Unlike current practices, I will not look to move to other industry lines like legal reinsurance.

I will only retain or entertain accountant's professional liability reinsurance treaties that are good business decisions.

I will not ride along with an insurance crisis, through continuing and placing new reinsurance, and disrupt my balance sheet.

AmerInst, as a private company, will have more equity. That equity will support providing more direct written insurance coverage; with the same coverage multiple presently available, then can be provided as a public company.

5. *"How will you do this?" (provide, in the event of an insurance crisis, professional liability insurance on a priority basis to qualified stockholders)*

Again, as I explained in our meeting and my subsequent letter to you, my intent to provide the shareholders of AmerInst with availability of insurance coverage on a priority basis can be provided in writing, to each shareholder, in a document coincident with the purchase of their respective shares.

If this and my statement of intent herein is still not sufficient, I will be happy to consider any reasonable arrangement with the AICPA to memorialize my intent that shareholder-practitioners of AmerInst will be provided such coverage on a priority basis.

"What are your plans and sources to give our shareholders the confidence that they are protected?"

I believe my answers to the previous or following questions (particularly the answer to 5. immediately preceding this one) address this question.

6. *"We had previously asked for, and you promised to provide, your source of funding to complete this transaction. If we are to support your proposal, we need to know that our shareholders will be paid what is promised. You have not provided that information."*

This information was previously furnished to you over 15 months ago. However, as an update, this has again been provided to you through my attorney, in a separate letter dated today.

The following questions are also asked in your penultimate paragraph:

"Why? (are you promising some of our shareholders liquidity that they may not currently have for their shares)"

Because it is the fair way to treat all AmerInst shareholders.

I am contacted by many AmerInst shareholders wishing to sell their shares. These shareholders are aware of my desire to acquire shares and at the price I am discussing with you. (Please remember that my "promise" is manifested in private purchase transactions with these shareholders.) These shareholders want current liquidity and believe, for any number of reasons I have previously discussed with you (including the "connect the dots" theory they have applied to your treasury stock voting actions), that my price formula is fair. For them, the primary issue is exiting and receiving the highest price today. My price is the highest, but your Board restricts their sale of shares to me at the higher price. By denying your shareholders their rights to sell to me at a higher price, you force these shareholders to choose between the following less desirable options:

- Continue to hold their shares, even though they would prefer to exit and sell them, or

- Sell to the AmerInst Board at a lower price (and then have the Board vote these shares in the future)

Regrettably your Board has seen fit to control the landscape and deny these shareholders the liquidity they desire.

"What is in it for you?"

Professional satisfaction.

This profession, and in the format of the smaller entrepreneurial practice, has been very good to me. I have worked hard to take advantage of opportunities that help my clients, my employees, my community, and the profession. AmerInst is a very important value proposition to our profession. It is a very important opportunity.

I feel AmerInst can make an important contribution to practitioners in need of insurance; and this contribution is maximized if AmerInst is a private company.

Please let me summarize the points, using my perception of your public company structure and what will be the case in the private company structure.

	Public AmerInst	**Private AmerInst**
<u>Value Proposition – component 1</u>		
A currently operating reinsurance "business"	Yes	Yes
Reinsuring the Legal Profession	Yes	No
Pursuing other lines of business	Yes	No
Excessive costs (greater than $750,000 per year)	Yes	No
Fiduciary obligation to sell to the highest bidder	Yes	No
Voting Treasury Shares	Yes	No

<u>Value Proposition – component 2</u>		
A promise and a possibility of a future role in an insurance crisis	Yes	Yes
Coverage priority for shareholders	Yes	Yes
Most equity on which to issue insurance coverage	No	Yes
Standby of insurance for all CPA's	Yes	Yes

<u>Shareholder interests</u>		
The highest price to every shareholder	No	Yes
Price to Shareholders Desirous of Exit	50% - 60%	82.57%
Price to Shareholders at Retirement/Death	75%	82.57%
Highest Price Paid on Redemption	75%	82.57%

Ron, you can expect that my advisers are very cautious in my dealing with your Board in the public domain. The discussions are between you and me and are not with any privities of a confidentiality agreement. I continue to provide all information to you in good faith and in the scope of specifics that is appropriate. I trust that you and your Board are continuing to ask these questions in the good faith guidance of your advisors for a fairness opinion. In all due respect, I trust your questions are not devised to document the appearance of due diligence for a predetermined position.

Please favor me with a prompt reply after your meeting on the 14th.

Respectfully,

Bruce W. Breitweiser

KATCH, TYSON & COMPANY
Certified Public Accountants

191 WAUKEGAN ROAD
NORTHFIELD, ILLINOIS 60093-2743
(847) 446-3700
FAX NO. (847) 446-7514

December 6, 2004

COPY

Mr. Bruce W. Breitweiser
1504 E. Washington St.
Bloomington, IL 61701

Dear Bruce:

The Board of Directors of AmerInst Insurance Group, Ltd., met on November 18 and 19, 2004 at its regular quarterly directors meeting. Due to the importance attached to your proposal the meeting was extended to two full days from the traditional one and one-half days. The Board devoted approximately one-half of its time to your proposal during the regular official meeting as well as considerable time during lunch and dinner. No conclusion could be reached for the following reasons:

1. Although your proposal is to buy the stock for 82.57% of book value, we are not quite sure how you would compute this. Please advise us the dollars and cents per share you are offering.

2. In my letter to you dated October 13, 2004, I listed four issues of concern that the Board requested detail information from you for the protection of our stockholders and for the protection of the profession. We met on October 28, 2004 to discuss these four issues. At the conclusion of our meeting, you promised to provide the Board with this information in advance of its next meeting on November 18 and 19, 2004. The information you subsequently provided was nothing more than a reiteration or your proposal and comments included on your website.

3. You have stated that your offer provides more stockholder value than that offered by the Company. You relate this to the Company's long-standing policy of redeeming shares of deceased and retired stockholders for 75% of the book value at the last previous yearend audit. We agree that your proposal exceeds that which is currently being paid to deceased and retired stockholders. How is your offer stockholder value to those shareholders who are not contemplating death or retirement? How do the hundreds of stockholders who believe in the mission of the Company receive stockholder value?

4. The AICPA has sponsored a professional liability insurance program for over thirty years. In the event of an insurance crisis wherein insurance may not be available, AmerInst stands ready to assist and replace the existing program. What have you planned in place to assure the profession that you could do the same?

5. Part of the mission of the Company is to provide the stockholders the assurance that the Company is there to provide, in the event of an insurance crisis, professional liability insurance on a priority basis to qualified stockholders. How will you do this? What are your plans and sources to give our shareholders the confidence that they are protected?

6. We had previously asked for, and you promised to provide, your source of funding to complete this transaction. If we are to support your proposal, we need to know that our shareholders will be paid what is promised. You have not provided that information.

Bruce, your answers to these issues require more that a stated commitment on your part. Our shareholders deserve more than that. They deserve to know what it is that you have arranged. Our shareholders also deserve an explanation of your motivation for the proposed transaction. you are promising some of our shareholders liquidity that they may not currently have for their shares. Why? What is in it for you?

The Board takes very seriously your proposal and has scheduled a special directors meeting for December 14, 2004 to consider your answers to the above issues. Your proposal will be the only item on the agenda. I know that the time is short, but the Board needs to have the information requested so that it can make a decision whether or not to support your proposal.

Sincerely,

AMERINST INSURANCE GROUP, LTD
Chairman

RSK:jmw

BELL, BOYD & LLOYD PLLC

1615 L STREET N.W., SUITE 1200
WASHINGTON, D.C. 20036-5610
202.466.6300 FAX 202.463.0678

OFFICES IN WASHINGTON, D.C.
AND CHICAGO

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179

BY HAND DELIVERY

March 25, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting
Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which sets forth our response (the "**Company Response**") to the letter, dated March 14, 2005 (the "**Breitweiser Response Letter**"), from Bruce W. Breitweiser to the Securities and Exchange Commission (the "**Commission**") addressing our letter to the Commission dated February 22, 2005 (the "**Breitweiser No-Action Request Letter**"). Enclosed with this letter are (i) a copy of the Breitweiser Reponse Letter, including the correspondence between Mr. Breitweiser and the Chairman of the Company's Board of Directors (the "**Board**"), Ronald S. Katch, originally attached thereto; and (ii) a copy of a letter, dated March 11, 2005, from Mr. Katch to Mr. Breitweiser (the "**Katch Letter**"), which Mr. Breitweiser omitted from the chain of correspondence he attached to the Breitweiser Response Letter. The Company Response states the reasons why the Company continues to believe that the proposal submitted by Mr. Breitweiser (the "**Breitweiser Proposal**") for the Company's 2005 Annual General Meeting (the "**2005 Meeting**"), and his related statement in support of his proposal, may be omitted from the Company's proxy materials. The Company respectfully renews its request. A copy of this letter has been furnished to Mr. Breitweiser as required by Rule 14a-8(j)(1).

Concurrently herewith, we are filing on behalf of the Company a response to the letter, dated March 10, 2005, to the Commission from Brenner, Saltzman & Wallman LLP on behalf of Kimball, Paris and Gugliotti, P.C. ("**Kimball**") in response our letter, dated February 22, 2005, to the Commission on behalf of the Company, regarding the Company's desire to omit from its proxy materials for its 2005 Meeting the proposal the Company received from Kimball (the "**Kimball Proposal**").

COMPANY RESPONSE TO BREITWEISER RESPONSE LETTER

Mr. Breitweiser's letter of March 14, 2005 to the Commission pointedly did not enclose a copy of the Katch Letter (faxed to Mr. Breitweiser on March 11, 2005), in reply to Mr. Breitweiser's letter to him of March 7, 2005. This constitutes an omission by him of material facts directly relevant to the Company's reasons for seeking to omit his resolution from the proxy material for the Company's 2005 Meeting. Moreover, the omission illustrates the personal benefit Mr. Breitweiser seeks from his proposed resolution, as well as his personal grievance towards the Company. We refer the Staff to the Katch Letter for a description of factual inaccuracies and misleading statements in Mr. Breitweiser's March 7th letter.

As we stated in the Breitweiser No-Action Request Letter, the Company believes that the Breitweiser Proposal, the Kimball Proposal and the proposal that the Company received from Hallisey & D'Agostino, LLP (the "**Hallisey Proposal**") all support the campaign by Mr. Breitweiser to acquire the Company, which has been frustrated several times through the failure of his proposal at the Company's 2004 Annual General Meeting and the refusal of the Board to support multiple offers by him for the Company. Evidence of the coordination of the three shareholder proposals can be found in Mr. Breitweiser's letter to Mr. Katch, dated December 9, 2004, where he writes about what he believes are the excessive costs of operating as a public company (cited as a basis for the Kimball Proposal), about his desire to acquire shares, and about providing shareholder liquidity (found in Mr. Breitweiser's failed 2004 proposal, as well as the current Hallisey Proposal).

In his response letter, Mr. Breitweiser suggests that the repurchase of shares of the Company by Investco, a wholly owned subsidiary of the Company, is intended to reduce the voting power of the Company's shareholders. Mr. Breitweiser knows that this is not true. The purposes stated in the Katch Letter are well known to Mr. Breitweiser. As the Katch Letter points out, Mr. Breitweiser was in charge of the re-domiciliation project, and was a director from prior to the time the Company was re-domiciled in 1999 through 2003. During that period, the Company held four Annual Meetings. At no time did he object to the voting of those shares. Nor during that period did he object to repurchases of the Company's shares by Investco. Now, seeking to acquire the Company, he objects to Investco exercising its right under Bermuda law to vote those shares as "not fair" to the Company's other shareholders. This confirms the Company's belief that his proposal has been made to further his personal agenda.

Finally, Mr. Breitweiser misrepresents the effect of the Company's characterization of its shares owned by Investco as "treasury shares" in its consolidated financial statements. While under GAAP it is appropriate and customary to label the shares held by Investco as treasury shares, this in no way pertains to the legal right to vote those shares. As a certified public accountant, Mr. Breitweiser surely understands that the line item terminology on a financial statement is not the same as a legal description in an unrelated context.

For these reasons and those stated in our letter to the Commission of February 22, 2005, we believe that the Breitweiser Proposal may be omitted from the proxy materials for the Company's 2005 Meeting scheduled to be held on June 2, 2005.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC

By: J. Craig Walker /BN

J. Craig Walker

Cc: Mr. Bruce W. Breitweiser
AmerInst Insurance Group, Ltd.
ATTN: Mr. Ronald S. Katch

EXHIBIT A

Breitweiser Response Letter, dated March 14, 2005

(Including originally attached correspondence)

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

COPY

March 14, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

This letter is in response to the February 22, 2005 letter from counsel for AmerInst Insurance Group, Ltd. The Company claims that my proposal contains false or misleading statements, and it relates to the redress of a personal claim or grievance is designed to result in a benefit to me that is not shared by the shareholders at large.

The circumstances of this Company is a stockholding with a market generally made only by the Company. The Company, now governed by laws of an offshore domicile, is diluting the effective voting power of the shareholders as shares are re-purchased in this private market. My proposal is to bar the Company from voting these shares.

Other shareholders have presented resolutions and I believe may present their own comments to the Company's Request for No-Action. Each of the resolutions should stand on their own merits.

The Company Request for No-Action Advice contains significant errors. As an example, I am attaching my letter of March 7, 2005, to the Chairman of the Board of Directors, citing examples. My proposal does not contain false or misleading statements. I am submitting two earlier letters between the Chairman and myself, referencing my attached letter of March 7, 2005, that will factually present my position. I do not harbor a personal claim or grievance against the Company.

I am one of the approximately 2,000 remaining shareholders of this Company. The benefit of my proposal is to bar the Company from diluting our interest by voting the block of stock it has acquired, and is building, by nature of providing a market to the shareholders. This benefit is shared by all other shareholders at large.

Thank you for your kind consideration and I will be happy to respond further. I can be reached directly at:

Phone: (309) 827-0348 Extension 206
Email: bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

cc: Mr. Ronald Katch
Mr. J. Craig Walker

Enclosures

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

March 7, 2005

COPY

Mr. Ronald Katch
Katch, Tyson & Company
191 Waukegan Road
Northfield, Illinois 60093-2743

Dear Ron;

This letter is in response to the February 22, 2005 letter from AmerInst's counsel to the Securities and Exchange Commission. While I have the right (and perhaps obligation) to write directly to the Commission to inform it of the incredible depth of false statements, misstatements and misleading presentations in your letter, I want you to have a brief opportunity to first amend your position.

The letter has so many inaccuracies, misleading statements and false statements that I feel the need to address and highlight just some of the most glaring errors. I reserve the right to point out some of the many others.

Page 10 "The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him".

> Your conclusion is false. You know I was uncomfortable with the direction of the Board, such as unnecessary meetings and wasted expenses, expanding to other lines of reinsurance and unrelated businesses, and the future underwriting risks for our reserves. I was not "denied the opportunity to continue to serve", but rather was no longer comfortable with my role as a director of AmerInst and respectfully declined to stand for re-nomination.
>
> I have often stated to you my interest is the shareholders and the profession. My proposals to buy the Company are my solution to what your Board was not doing for the shareholders and the profession. Perhaps coincidentally, since my two proposals have been considered by your Board, these very positive results have occurred for the shareholders:
>
> 1. You recognized significant income from your reserves and paid the "Special Dividend", and

2. You bought back approximately $4,000,000 of stock at a price you illustrate is similar to my second proposal, and
3. Per your Tender Offer you will now pay a 33% higher redemption price to retired or deceased shareholders.

It may be debatable if these reductions of equity of the Company further the interest of AmerInst for the profession, and we will simply assume for now that these actions were taken solely to further the Board's fiduciary duties and not in an attempt to entrench itself, further dissipate the Company's resources, and ward off my suggestions.

Page 8 "The second statement is inapplicable, irrespective of whether it is even accurate,"

Your statement is false and misleading. Not only is my statement accurate, it is fundamentally applicable. The voting of a block of stock by your Board is not fair to your shareholders. The move of AmerInst to Bermuda was in no way intended to diminish the rights or advantages of the shareholders. I wrote the Questions and Answers section of the proxy materials in 1999. This is how we, as a Board, communicated to the shareholders our recommendation to move to Bermuda. The following excerpt is for your recollection:

7. What changes will effect operations in Bermuda, and won't it be more expensive?

The changes to the operations of AmerInst are to conform to Bermuda corporate law and are relatively insignificant and transparent to our shareholders.

8. Will the new by-laws (Bermuda) be different?

Yes. Our company is presently governed under Delaware law. The new company will be governed under Bermuda law. There are a number of changes fully explained in "Comparative Rights of Shareholders" beginning on Page 18 of the prospectus/proxy statement. Bermuda law, which is similar to English law, is generally more favorable to shareholders than Delaware law.

Nothing was mentioned, in the 1999 proxy or otherwise, that the Board of AmerInst could or would use the voting of the treasury shares to diminish the rights of the shareholders under U.S. law. The shareholders of AmerInst subscribed to a Company under U.S. law and expect to have the Company governed consistent with the original intent.

Page 3 "With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired and deceased shareholders."

Your statement here, as in earlier public documents, is false. The potential adjustment in my proposal was only to negate a deliberate take-down of reserves before the closing in an attempt to artificially increase the per share price. The pre-closing formula would have at least equaled your then current redemption price.

Page 4 "Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself."

> Your statement is false and misleading. You know there have been other parties interested in purchasing AmerInst. You and I served together during the period of a recurring offer. Although I may have been the only person approaching your Board at this time, my resolution asked for a prompt sale to "a suitable bidder at a price that will maximize shareholder value". I fully expected any number of qualified and interested bidders to emerge. There was no such concern expressed by you in any of your responses or rebuttals to my resolution. You know that your Board would have diligently pursued the resolution with your Company "in play" and would have looked to outside experts for a fairness opinion on price.

Page 6 "This offer was rejected by the Board on December 6, 2004."

> Your statement is false. I am attaching two documents for your recollection:
>
> 1. Your letter to me of December 6, 2004. There is absolutely no mention of rejection. To the contrary you are requesting, in an albeit short time frame, additional information from me in order to be considered at a special meeting of your Board the next week.
>
> 2. My letter of December 9, 2004, in a good faith response to your December 6, 2004 letter.
>
> In fact, I have yet to receive a formal conclusion to my proposal. I expect an 8-K filing with the Securities and Exchange Commission may be required.

Page 8 "Mr. Breitweiser uses misleading language in his proposal and supporting statement, insofar as he mislabels the shares of the Company owned by its Investco subsidiary as "treasury shares" ...."

> Either your statement is false or your previous filings with the Securities and Exchange Commission are false. Please look at your filed 10Q and 10K reports. In accordance with GAAP, you correctly disclose these shares as "treasury shares".

Page 9 "Redress of a Personal Claim or Grievance" and Page 10 "Personal Interest of Benefit not Shared by Other Shareholders".

> Your presentation of belief is false. There are no facts to support your ridiculous presentation of my supposed personal claim, grievance, interest or benefit. Simply reread my attached letter of December 9, 2004. My intention and my motivation are clear, though you seem to choose to continue to ignore my statements. I do, however, agree with your opening sentence "Although the

Breitweiser Proposal is cast in general terms and does not articulate a personal claim, benefit or interest……". My Proposal does not so articulate because it is a true, clear, simple and factual message.

In conclusion, I am allowing you until Friday March 11, 2005 to show me either:

1. a retraction of Mr. Walker's letter from consideration at the Securities and Exchange Commission, or
2. complete and accurate resubmission of Mr. Walker's letter with correct facts and presentation of my personal intention, motivation and role.

Otherwise I will move swiftly to present the correct facts and circumstances.

Respectfully,

Bruce W. Breitweiser

cc: Attorney J. Craig Walker

Enclosures

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 9, 2004

COPY

Dear Ron:

I am pleased that the Board of Directors of AmerInst Insurance Group, Ltd. has attached importance to my proposal. Your undated letter I received via email on December 6, 2004 presents 6 reasons you state for no conclusion. You recognize that time is short for my response, though your letter is the first and only information from you since your Board meeting of November 18 and 19.

I will provide, to the best of my ability in the time you have provided, practical answers to each of your 6 reasons and your specific questions from your undated letter I received via email on December 6, 2004. Your questions are presented below in italics, and my answer following as indented paragraph(s).

1. *"Although your proposal is to buy the stock for 82.57% of book value, we are not quite sure how you would compute this. Please advise us the dollars and cents per share you are offering."*

My offer of September 1, 2004 is worded as:

> I hereby make a formal offer to the Board to purchase all of the outstanding shares of AmerInst in cash for 82.57% of book value at a closing as soon as practical. I do not expect any need for significant adjustment to this price, but my offer is subject to normal due diligence in areas such as actuarial reports and reserves, contingencies for lawsuits, and pending or threatened litigation. Also, while my first offer precipitated a special dividend to your shareholders, this offer is subject to special dividends or extraordinary Board adjustments to the reserves subsequent to the date of this letter through the closing date.

For this illustration, assuming there are no adjustments, the price per share is $62.89. The Treasury Shares, those of "Investco" are considered eliminated, though they would also be effectively owned by nature of the consolidated group.

2. Your paragraph cites four issues of concern from your letter of October 13, 2004. I see these four issues as repeated within your 6 reasons and my response to each is presented accordingly. However, I do feel it is important to restate the concept of stockholder value as it relates to AmerInst:

   The value proposition of AmerInst is two-fold:

   1. a currently operating reinsurance "business" and

   2. a promise and a possibility of a future role in an insurance crisis.

   I believe the value proposition can be valid. I believe the future role is the significant value. I believe AmerInst should extend the future role to the profession as a whole, and should retain the priority that can be offered to the present shareholders.

   You also know that I very strongly believe the present structure as a public company is wrong. A private company is the best solution by the parameters in place today. The few structural benefits of AmerInst as a going concern are as available to a private company as they are to a public company. In fact, as I have stated, the public structure puts any future value to today's shareholders at considerable risk. First, the excessive cost of operating as a public company continues to depress earnings. For example from the time I made my original offer in 2003 until today, AmerInst has incurred many $100,000's by remaining a public company. Second, any public company is always a possible target for an unfriendly takeover. In AmerInst's situation, an unfriendly takeover by someone not interested in the profession could very well result in any future value to our profession being lost. Each of these two facts is a risk and consequence of being a public company, regardless of your Board's commitment, integrity, professionalism, business acumen, or any other attribute.

   The perpetuity inherent in a public company is your argument of best assurance for the future of our profession. Frankly, this is also only a "stated commitment" (your words) on your part. Removing AmerInst from the public domain may remove this perception of assurance for the future to the shareholders or the profession, but the assurance is only as good as the ability of the company to be there and to deliver.

3. *"How is your offer stockholder value (sic) to those shareholders who are not contemplating death or retirement? "*

   You know as well as I do that many of the shareholders will be in a retirement, firm dissolution, or estate settlement mode sometime in the very near future. Your Board's pricing practices guarantee that current shareholders will receive a lower price than the one I am offering. With my offer they will receive the highest price offered, period. They will also continue to receive, as long as it is relevant to them, the future benefit of the value proposition from my ownership.

What they obviously give up is the tiny minority equity ownership in the present reinsurance "business". I believe this is a collegial value perception at best.

"How do the hundreds of stockholders who believe in the mission of the Company receive stockholder value?"

I plan to retain AmerInst as a going concern, period. That includes the mission statement and the financial, industry, and professional resources. There is no reason for these "hundreds" (your count, not mine) to see the mission as diminished.

4. *"What have you planned in place (sic) to assure the profession that you could do the same?" (to assist and replace the existing program)*

AmerInst, as a private company, will be more profitable than the public company structure.

Intangibles presently available to AmerInst, such as the mission statement and A M Best relationship, will be maintained.

The balance sheet will be stronger.

Unlike current practices, I will not look to move to other industry lines like legal reinsurance.

I will only retain or entertain accountant's professional liability reinsurance treaties that are good business decisions.

I will not ride along with an insurance crisis, through continuing and placing new reinsurance, and disrupt my balance sheet.

AmerInst, as a private company, will have more equity. That equity will support providing more direct written insurance coverage; with the same coverage multiple presently available, then can be provided as a public company.

5. *"How will you do this?" (provide, in the event of an insurance crisis, professional liability insurance on a priority basis to qualified stockholders)*

Again, as I explained in our meeting and my subsequent letter to you, my intent to provide the shareholders of AmerInst with availability of insurance coverage on a priority basis can be provided in writing, to each shareholder, in a document coincident with the purchase of their respective shares.

If this and my statement of intent herein is still not sufficient, I will be happy to consider any reasonable arrangement with the AICPA to memorialize my intent that shareholder-practitioners of AmerInst will be provided such coverage on a priority basis.

"What are your plans and sources to give our shareholders the confidence that they are protected?"

I believe my answers to the previous or following questions (particularly the answer to 5. immediately preceding this one) address this question.

6. *"We had previously asked for, and you promised to provide, your source of funding to complete this transaction. If we are to support your proposal, we need to know that our shareholders will be paid what is promised. You have not provided that information."*

This information was previously furnished to you over 15 months ago. However, as an update, this has again been provided to you through my attorney, in a separate letter dated today.

The following questions are also asked in your penultimate paragraph:

"Why? (are you promising some of our shareholders liquidity that they may not currently have for their shares)"

Because it is the fair way to treat all AmerInst shareholders.

I am contacted by many AmerInst shareholders wishing to sell their shares. These shareholders are aware of my desire to acquire shares and at the price I am discussing with you. (Please remember that my "promise" is manifested in private purchase transactions with these shareholders.) These shareholders want current liquidity and believe, for any number of reasons I have previously discussed with you (including the "connect the dots" theory they have applied to your treasury stock voting actions), that my price formula is fair. For them, the primary issue is exiting and receiving the highest price today. My price is the highest, but your Board restricts their sale of shares to me at the higher price. By denying your shareholders their rights to sell to me at a higher price, you force these shareholders to choose between the following less desirable options:

- Continue to hold their shares, even though they would prefer to exit and sell them, or
- Sell to the AmerInst Board at a lower price (and then have the Board vote these shares in the future)

Regrettably your Board has seen fit to control the landscape and deny these shareholders the liquidity they desire.

"What is in it for you?"

Professional satisfaction.

This profession, and in the format of the smaller entrepreneurial practice, has been very good to me. I have worked hard to take advantage of opportunities that help my clients, my employees, my community, and the profession. AmerInst is a very important value proposition to our profession. It is a very important opportunity.

I feel AmerInst can make an important contribution to practitioners in need of insurance; and this contribution is maximized if AmerInst is a private company.

Please let me summarize the points, using my perception of your public company structure and what will be the case in the private company structure.

	Public AmerInst	**Private AmerInst**
Value Proposition – component 1		
A currently operating reinsurance "business"	Yes	Yes
Reinsuring the Legal Profession	Yes	No
Pursuing other lines of business	Yes	No
Excessive costs (greater than $750,000 per year)	Yes	No
Fiduciary obligation to sell to the highest bidder	Yes	No
Voting Treasury Shares	Yes	No

Value Proposition – component 2		
A promise and a possibility of a future role in an insurance crisis	Yes	Yes
Coverage priority for shareholders	Yes	Yes
Most equity on which to issue insurance coverage	No	Yes
Standby of insurance for all CPA's	Yes	Yes

Shareholder interests		
The highest price to every shareholder	No	Yes
Price to Shareholders Desirous of Exit	50% - 60%	82.57%
Price to Shareholders at Retirement/Death	75%	82.57%
Highest Price Paid on Redemption	75%	82.57%

Ron, you can expect that my advisers are very cautious in my dealing with your Board in the public domain. The discussions are between you and me and are not with any privities of a confidentiality agreement. I continue to provide all information to you in good faith and in the scope of specifics that is appropriate. I trust that you and your Board are continuing to ask these questions in the good faith guidance of your advisors for a fairness opinion. In all due respect, I trust your questions are not devised to document the appearance of due diligence for a predetermined position.

Please favor me with a prompt reply after your meeting on the 14th.

Respectfully,

Bruce W. Breitweiser

KATCH, TYSON & COMPANY
Certified Public Accountants

191 WAUKEGAN ROAD
NORTHFIELD, ILLINOIS 60093-2743
(847) 446-3700
FAX NO. (847) 446-7514

December 6, 2004

COPY

Mr. Bruce W. Breitweiser
1504 E. Washington St.
Bloomington, IL 61701

Dear Bruce:

The Board of Directors of AmerInst Insurance Group, Ltd., met on November 18 and 19, 2004 at its regular quarterly directors meeting. Due to the importance attached to your proposal the meeting was extended to two full days from the traditional one and one-half days. The Board devoted approximately one-half of its time to your proposal during the regular official meeting as well as considerable time during lunch and dinner. No conclusion could be reached for the following reasons:

1. Although your proposal is to buy the stock for 82.57% of book value, we are not quite sure how you would compute this. Please advise us the dollars and cents per share you are offering.

2. In my letter to you dated October 13, 2004, I listed four issues of concern that the Board requested detail information from you for the protection of our stockholders and for the protection of the profession. We met on October 28, 2004 to discuss these four issues. At the conclusion of our meeting, you promised to provide the Board with this information in advance of its next meeting on November 18 and 19, 2004. The information you subsequently provided was nothing more than a reiteration or your proposal and comments included on your website.

3. You have stated that your offer provides more stockholder value than that offered by the Company. You relate this to the Company's long-standing policy of redeeming shares of deceased and retired stockholders for 75% of the book value at the last previous yearend audit. We agree that your proposal exceeds that which is currently being paid to deceased and retired stockholders. How is your offer stockholder value to those shareholders who are not contemplating death or retirement? How do the hundreds of stockholders who believe in the mission of the Company receive stockholder value?

4. The AICPA has sponsored a professional liability insurance program for over thirty years. In the event of an insurance crisis wherein insurance may not be available, AmerInst stands ready to assist and replace the existing program. What have you planned in place to assure the profession that you could do the same?

5. Part of the mission of the Company is to provide the stockholders the assurance that the Company is there to provide, in the event of an insurance crisis, professional liability insurance on a priority basis to qualified stockholders. How will you do this? What are your plans and sources to give our shareholders the confidence that they are protected?

6. We had previously asked for, and you promised to provide, your source of funding to complete this transaction. If we are to support your proposal, we need to know that our shareholders will be paid what is promised. You have not provided that information.

Bruce, your answers to these issues require more that a stated commitment on your part. Our shareholders deserve more than that. They deserve to know what it is that you have arranged. Our shareholders also deserve an explanation of your motivation for the proposed transaction. you are promising some of our shareholders liquidity that they may not currently have for their shares. Why? What is in it for you?

The Board takes very seriously your proposal and has scheduled a special directors meeting for December 14, 2004 to consider your answers to the above issues. Your proposal will be the only item on the agenda. I know that the time is short, but the Board needs to have the information requested so that it can make a decision whether or not to support your proposal.

Sincerely,

AMERINST INSURANCE GROUP, LTD
Chairman

RSK:jmw

EXHIBIT B

Katch Letter, dated March 11, 2005

KATCH, TYSON & COMPANY
Certified Public Accountants

101 WAUKEGAN ROAD
NORTHFIELD, ILLINOIS 60093-2743
(847) 446-3700
FAX NO. (847) 446-7514

March 11, 2005

Mr. Bruce W. Breitweiser
Dunbar Breitweiser
1504 East Washington Street
Bloomington, IL 61701

Dear Bruce:

This response to your acrimonious letter to me of March 7, 2005, is intended to set the facts straight. Mr. Walker's letter of February 22, 2005, to the Securities and Exchange Commission is accurate and complete, both in its totality and its details - which we have confirmed by discussions with Board members and a review of AmerInst's files and those of its counsel.

I.

Your memory that you had declined to stand for re-election in 1993 as an AmerInst Board member is incorrect. Messrs. Jeffrey Gillman and Jerry Atkinson, the members of the Nominating Committee, have confirmed my recollection that the Committee decided not to slate you for re-election. Their decision was based on personal interviews with you and individual discussions with other Directors. When informed of that decision, you conceded that you had lost interest in acting as a member of the Board.

II.

Your letter asserts that when AmerInst changed its domicile from the United States to Bermuda, the shareholders were not informed that, under Bermuda law, Investco was entitled to vote AmerInst's shares owned by it. This objection ignores the fact that you were in charge of the redomiciliation project and continuously worked for over a year on it with AmerInst's U.S. and Bermuda attorneys, for which you were awarded a special bonus by the AmerInst Board of $25,000. During that period, you saw drafts of every document that would be sent to shareholders, as well as a continuous flow of letters and memos on all the legal and accounting issues being addressed.

One of the major purposes of the redomiciliation was to create greater liquidity for the shareholders. This was to be effected through Investco using its untaxed earnings to purchase shares of retiring and deceased shareholders and to negotiate purchases from other shareholders. An advantage of Investco's purchases was that Bermuda insurance regulations permitted Investco's investment portfolio, including AmerInst's shares, to be recognized as part of the regulatory capital of Investco's parent, AmerInst Insurance Company Ltd. Any gain on the sale by Investco of the AmerInst shares would further increase the insurance company's regulatory capital. You were a participant in the development of these features.

You read and approved the drafts and the final edition of the Prospectus/Proxy Statement dated July 2, 1999, sent to AmerInst's shareholders seeking approval of the redomiciliation. That document stated (p. 16): "... Bermuda companies law permits a subsidiary such as Investco to purchase and sell shares of its parent," and further states (p. 18) that under Bermuda companies law and AmerInst's By-laws "... each holder of record of AIIG Common Stock is entitled to one vote per share." It is implicit that Investco would be the record holder of those voting shares, which remained issued and outstanding. You did not question that disclosure."

III.

You also contend that your proposed resolution at the forthcoming Annual General Meeting is to induce AmerInst to put itself in play for potential purchases generally, rather than intended to facilitate your personal intention to acquire AmerInst. Between September 2003 and December 2004, you made two proposals to acquire AmerInst. The only other offers to purchase AmerInst occurred in 1994 and 1995. Your proposals have included the purchase price, data purporting to show that you had the financial ability to complete the transaction, and assertions that under you ownership AmerInst would continue reinsuring CNA accountants professional liability programs so as to fulfill AmerInst's mission to ensure that small accounting firms and individual practitioners had professional liability coverage at reasonable terms.

Since September 2003, you have repeatedly asked the Board to support your effort to acquire AmerInst, and the Board has logically concluded that your proposal is a part of that effort, as are the three other shareholder proposals that you have orchestrated.

IV.

My letter of December 6, 2004, to you made it clear that, to consider further your proposal to acquire AmerInst, specific additional information was needed by the Board. Your reply of December 9, 2004, was a lengthy failure to provide the requested information, and appeared to be an attempt to debate the Board's request rather than to furnish the information. Accordingly, my December 6 letter should be taken by you to be a rejection of your offer.

* * *

Based on our review, AmerInst will not ask counsel to retract or re-submit the letter of February 22 to the Securities and Exchange Commission.

Sincerely,

Ronald S. Katch (se)

Ronald S. Katch

RSK:tle

RECEIVED
2005 APR 11 PM 12:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

April 4, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

This letter is in response to the March 25, 2005 letter from counsel for AmerInst Insurance Group, Ltd. The Company continues to claim that my proposal, and subsequent correspondence, contains false or misleading statements. The Company continues to claim that my actions relate to the redress of a personal claim or grievance, and are designed to result in a personal benefit to me not shared by the shareholders at large. The reference letter from counsel for AmerInst Insurance Group, Ltd. also includes a copy of the letter to me, dated March 11, 2005, from Mr. Ronald Katch, Chairman of the Board of AmerInst Insurance Group, Ltd.

<u>My Intent</u>

> I am one of the approximately 2,000 remaining shareholders of this Company. My proposal is to bar the Company from diluting our representative voting interest, as shareholders, by voting the block of the stock it has acquired, and is building, by nature of the Board of Directors providing a market to we shareholders. If my proposal is upheld by the majority of the voting CPA shareholders, it will clearly result in restoring a benefit that did originally vest in, and would be shared by, all other shareholders at large.

Not Enclosing a Copy of the Katch letter of March 11, 2005

The Katch letter was not included for two reasons:

1. Though there is some interesting corroboration of fact, which I will detail later in this letter, there are no facts material to my position in this matter, other than in further support of my position.

2. The responsibility to present Mr. Katch's letter, if the Company believes that any of the information in his letter is material to their position, is that of the Company. This is evidenced by the presentation of this letter by counsel for the Company as an attachment to the letter from counsel March 25, 2005.

Campaign to Acquire the Company and Coordination of Shareholder Proposals

The reading of the second page of Mr. Walker's March 25, 2005 letter continues to reference the following incorrect assumptions:

1. That I have a current campaign to acquire the Company. Though I have twice offered the Board the opportunity to support my proposal, of which only the first of these offerings was formally rejected, I am not acting in any fashion that would suggest a current campaign to acquire this Company. Notwithstanding the apparent debate by Mr. Walker and me, it is important to highlight the following positive results for all shareholders since my two proposals have been considered by the Board of Directors of AmerInst Insurance Group, Ltd.:

    a. The Board recognized significant income from the reserves and paid the "Special Dividend", and

    b. Per the recent Tender Offer the Company repurchased approximately $4,000,000 of stock at a price similar to my second proposal, and

    c. Per the recent Tender Offer the Company will now pay a 33% higher redemption price to retired or deceased shareholders.

2. Mr. Walker accurately states that there are similar reasons presented among the other shareholder proposals for the 2005 annual meeting. Though orchestration may be his convenient conclusion, and one that I again deny, the Board and Mr. Walker should recognize that there is a significant commonality of dissatisfaction among shareholders. I expect any other shareholder submitting a resolution will corroborate

their respective and independent concerns on areas of dissatisfaction with the Board. I have heard these concepts articulated as questionable financial management, improper strategy, Board control through voting, unfair share pricing and inadequate liquidity.

Repurchase of Shares versus Voting of Shares

Regrettably, Mr. Walker misses the point of my response letter. I do not suggest "that the repurchase of shares of the Company by Investco, a wholly owned subsidiary of the Company, is intended to reduce the voting power of the Company's shareholders." I agree with Mr. Walker's statement that I know this is not true. In proper context, shareholders do not have any other practical market into which to sell. The repurchase provides needed liquidity for shareholders. I do not object to Investco repurchasing shares. It is the voting of these purchased shares by the Board of Investco (a mirror of the Board of the Company) to which I take issue. My proposal is to bar the Company from reducing our voting power by voting these shares. Again, this benefit is shared by all other shareholders at large (perhaps with the appropriate exception of Investco as a shareholder).

I will address my role in the re-domiciliation project, as a then-director of the Company later in this letter.

It is also important to again note that the CPA shareholders of AmerInst Insurance Group, Ltd., with the obvious exception of Investco, were shareholders of the former U.S.-domiciled company, AmerInst Insurance Group, Inc. The initial public offering of which the majority of the shares were subscribed and purchased, and the direct representations of the Board up to and through the re-domiciliation of the Company to Bermuda, vested voting rights in the CPA shareholders. Notwithstanding the legality of the voting block byproduct now being used by the Board because of Bermuda law, the per share voting representation of the CPA shareholders is being diluted by the accumulation of effective voting control by the Board through Investco, its wholly owned subsidiary.

Terminology of "Treasury Shares"

Obviously, the Company agrees the shares owned by Investco are "Treasury Shares" in its consolidated financial statements. Semantics notwithstanding, I will refer to these shares as "Board controlled voting block owned by Investco".

Katch Letter (I)

The discussion of my leaving the Board in 2003 is presented as evidence of one of the reasons the Company believes I have a personal grievance. The effective decision regarding my future with the Board was at a meeting between me and the then-members of the Nominating Committee, Mr. Gillman and Mr. Atkinson, on February 28, 2003 in San Juan, Puerto Rico. We each discussed my role, and our respective concerns, in a friendly and professional manner. I do not feel that I was denied a continuing role, nor did I ask for one. Perhaps the simple conclusion is a mutual understanding that I would not be nominated for re-election.

Mr. Katch is correct that "when informed of that decision, (I) conceded that (I) had lost interest in acting as a member of the Board". I disagree that this can be construed, either from my perspective or that of Mr. Katch's letter, that I was denied the opportunity to continue to serve as a director. This matter is not in evidence, factual or otherwise, of any construed personal grievance. Again, I have no personal grievance with the Board or the Company.

I do have a very serious disagreement of concept, principle and fiduciary performance with respect to the Board voting the shares of Investco.

Katch Letter (II)

I agree with Mr. Katch's presentation of my role through the process of re-domiciliation from the United States to Bermuda. In addition to his presentation, I also was in significant contact with our audit firms in the United States and Bermuda. I chaired the audit committee of AmerInst Insurance Group, Inc. and then AmerInst Insurance Group, Ltd. During the process of re-domiciliation, and up to the first annual meeting of AmerInst Insurance Group, Ltd., a span of at least two years, it was well known at least to me that shares purchased by Investco would be eliminated in the consolidated financial statements. However, and keeping in mind that I agree with Mr. Katch that no one was more involved in the intricacies of this transaction, there was no meeting, discussion, communication, or conversation, to my knowledge, where it was ever mentioned or contemplated that shares would be voted. In fact, there was a scramble with our U.S. lawyers in the days before the first annual meeting as it evidently had been overlooked by them that a proxy needed to be provided from Investco and voted at the annual meeting. This annual meeting, and each subsequent annual meeting during my tenure on the Board, was presented only with routine Company resolutions on the respective proxy. The first time a Board-opposed resolution was included on a proxy was the annual meeting of 2004. I was not a director at that time and submitted a shareholder resolution of an advisory nature. Though I knew the Board could technically vote the Board controlled voting block owned by Investco, I hoped they would seriously review and at least report the voting without the counting of that block of stock. The referendum sentiment of the shareholders to my advisory resolution could then be understood by the shareholders and, hopefully, the Board could adopt the appropriate actions.

Katch Letter (III)

Mr. Katch has incorrectly stated my contention. He answered as if I was referring to the forthcoming annual general meeting (2005). My letter to which he comments clearly referenced my shareholder proposal at the prior annual general meeting (2004).

Katch Letter (IV)

In all due respect, I am still puzzled how I can read the December 6, 2004 letter, of which another copy is attached for your information, and conclude that it could, in any way, be taken by me as a rejection of my offer.

It may be important to note that during this same time frame the Board developed a Tender Offer for the repurchase of shares. They filed the Tender Offer with the SEC on December 17, 2004. My second proposal to take the Company private is briefly described on page 8 of the initial filed Tender Offer. There is no definitive statement of rejection. The result of the Tender Offer is that the Company repurchased approximately $4,000,000 of stock at a price similar to my second proposal.

In summary, I ask that you please continue to consider my intent and grant my proposal the favor of a vote of our CPA shareholders at the upcoming annual general meeting.

I remain appreciative of your kind consideration and will be happy to respond in any fashion you prefer. I can be reached directly at:

Phone: (309) 827-0348 Extension 206
Email: bbreitweiser@dbc-llp.com

Respectfully,

Bruce W. Breitweiser

BWB:eej

cc: Mr. Ronald Katch
Mr. J. Craig Walker

Enclosures

KATCH, TYSON & COMPANY
Certified Public Accountants

191 WAUKEGAN ROAD
NORTHFIELD, ILLINOIS 60093-2743
(847) 446-3700
FAX NO. (847) 446-7614

December 6, 2004

COPY

Mr. Bruce W. Breitweiser
1504 E. Washington St.
Bloomington, IL 61701

Dear Bruce:

The Board of Directors of AmerInst Insurance Group, Ltd., met on November 18 and 19, 2004 at its regular quarterly directors meeting. Due to the importance attached to your proposal the meeting was extended to two full days from the traditional one and one-half days. The Board devoted approximately one-half of its time to your proposal during the regular official meeting as well as considerable time during lunch and dinner. No conclusion could be reached for the following reasons:

1. Although your proposal is to buy the stock for 82.57% of book value, we are not quite sure how you would compute this. Please advise us the dollars and cents per share you are offering.

2. In my letter to you dated October 13, 2004, I listed four issues of concern that the Board requested detail information from you for the protection of our stockholders and for the protection of the profession. We met on October 28, 2004 to discuss these four issues. At the conclusion of our meeting, you promised to provide the Board with this information in advance of its next meeting on November 18 and 19, 2004. The information you subsequently provided was nothing more than a reiteration or your proposal and comments included on your website.

3. You have stated that your offer provides more stockholder value than that offered by the Company. You relate this to the Company's long-standing policy of redeeming shares of deceased and retired stockholders for 75% of the book value at the last previous yearend audit. We agree that your proposal exceeds that which is currently being paid to deceased and retired stockholders. How is your offer stockholder value to those shareholders who are not contemplating death or retirement? How do the hundreds of stockholders who believe in the mission of the Company receive stockholder value?

4. The AICPA has sponsored a professional liability insurance program for over thirty years. In the event of an insurance crisis wherein insurance may not be available, AmerInst stands ready to assist and replace the existing program. What have you planned in place to assure the profession that you could do the same?

5. Part of the mission of the Company is to provide the stockholders the assurance that the Company is there to provide, in the event of an insurance crisis, professional liability insurance on a priority basis to qualified stockholders. How will you do this? What are your plans and sources to give our shareholders the confidence that they are protected?

6. We had previously asked for, and you promised to provide, your source of funding to complete this transaction. If we are to support your proposal, we need to know that our shareholders will be paid what is promised. You have not provided that information.

Bruce, your answers to these issues require more that a stated commitment on your part. Our shareholders deserve more than that. They deserve to know what it is that you have arranged. Our shareholders also deserve an explanation of your motivation for the proposed transaction. you are promising some of our shareholders liquidity that they may not currently have for their shares. Why? What is in it for you?

The Board takes very seriously your proposal and has scheduled a special directors meeting for December 14, 2004 to consider your answers to the above issues. Your proposal will be the only item on the agenda. I know that the time is short, but the Board needs to have the information requested so that it can make a decision whether or not to support your proposal.

Sincerely,

AMERINST INSURANCE GROUP, LTD
Chairman

RSK:jmw

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

The proposal requires AmerInst's board of directors to discontinue the practice of voting shares of AmerInst owned by AmerInst Investment Company, Ltd.

We are unable to concur in your view that AmerInst may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AmerInst may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AmerInst may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that AmerInst may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Rebekah Toton
Attorney-Advisor